Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statements No. 333-124590 and 333-145120 on Form S-8 of our report dated March 16, 2009, (November 20, 2009 as to the effects of the restatements discussed in Notes 8 and 17) relating to the consolidated financial statements and financial statement schedules of Commercial Vehicle Group, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s changes in its method of accounting for uncertain income tax positions in 2007 and defined benefit pension and other post-retirement benefit plans in 2006), and our report dated March 16, 2009 relating to the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K/A of the Company for the year ended December 31, 2008.
/s/ Deloitte & Touche LLP
Columbus, Ohio
November 20, 2009